May 8, 2007

Mail Stop 4561

Via U.S. Mail and Fax (212-785-5867)
Mr. Zhengquan Wang
Chief Executive Officer
China Agro Sciences Corp.
101 Xinanyao Street
Jinzhou District
Dalian, Liaoning Province, PRC 116100

> RE: **China Agro Sciences Corp.**
> **Forms 10-K and 10-K/A for the period ended September 30, 2006**
> **Filed January 16, 2007 and January 24, 2007**
> **File No. 0-49687**

Dear Mr. Wang:

We have reviewed your response letter dated May 3, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In response to several of our comments you indicate that you will revise your disclosure in response to our comments. Since you have not yet filed an amendment to incorporate these revisions, please understand that we will need to review such amendment and may have further comment.

Item 7. Management's Discussion and Analysis

Year ended September 30, 2006 compared to year ended September 30, 2005

Revenues, Expenses and Loss from Operations, page 16

2.   We have read your response to prior comment 4. Our comment relates to taxes in
        China as discussed in note 5 to the financial statements. As such, your revisions
        in response to prior comment 3 do not address prior comment 4. Please revise.

Financial Statements – General

3.   We have reviewed your responses to prior comments 7. Please clarify to us
        whether DHC was also the accounting acquirer in the merger with Ye Shun. If
        so, show us how you made that determination based on paragraphs 15 and
        following of SFAS 141.

4.   We have reviewed your response to prior comment 8. If Ye Shun and its
        consolidated subsidiary Runze represent the registrant's predecessors, their
        operations should be presented as such in accordance with Rule 3-02 of
        Regulation S-X

5.   We have reviewed your response to prior comment 9. Please tell us your basis in
        U.S. GAAP for your accounting treatment of the government grant.

Note 2. Property and Equipment, page F-7

6.   Related to prior comment 11. Please tell us which entity recognized the
        depreciation taken prior to the formation of DHC and how such depreciation
        affects the accumulated depreciation balance for DHC.

Note 9 Risk Factors, F-8

7.   We have reviewed your response to prior comment 13. Please clarify how you
        evaluated the requirements of Rule 5-04(c) of Regulation S-X in determining that
        the presentation of parent only financial statements in Schedule I is not required.
        Based on your proposed disclosure, it appears that the restrictions are applicable
        and parent only financial statements should be filed.

8.   We have reviewed your response to prior comment 14. In the future, if
        receivables from a specific customer again become as significant, please be sure
        to disclose the related credit risk and include the audited financial statements of
        such customer in your filing.

Form 10-Q

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 14

9.   Please clarify the reasons why you were unable to continue the use of the facilities of DRC for the quarter ended December 31, 2006 and how you intend to resume operations in the future.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3780.

          Sincerely,

          Linda van Doorn
          Senior Assistant Chief Accountant